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                                   EXHIBIT 21

     Chesapeake Bank of Maryland, a federally chartered stock savings bank operating in the State of Maryland, and Superior Service Corporation, a Maryland corporation, are both wholly-owned subsidiaries of Banks of the Chesapeake, Inc.